Exhibit 3.2

A0830657
FILED
Secretary of State
State of California
JUL 03 2019

Certificate of Amendment to

the Restated Articles of Incorporation of

Second Sight Medical Products, Inc.

(Pursuant to Section 902 of the California Corporations Code)

The undersigned president and secretary of Second Sight Medical Products, Inc., a corporation organized and existing under the laws of the State of California (the “Corporation”), each hereby certifies as follows:

l.	The name of the Corporation is Second Sight Medical Products, Inc.
2.	Article III of the Corporation’s Restated Articles of Incorporation is hereby amended by striking the second sentence of Article III in its entirety and replacing it with the following:

“The total number of shares of Common Stock which the corporation is authorized to issue is THREE HUNDRED MILLION (300,000,000) shares.”

3.

The above-referenced amendment was duly adopted and approved on June 4, 2019 by the board of directors and by the stockholders of the Corporation in accordance with the applicable provisions of Section 902 of the California Corporations Code. The total number of outstanding shares of each class of the Corporation entitled to vote with respect to this amendment is 124,197,961. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

By:	/s/ Jonathan Will McGuire	6/27/19
	Name: Jonathan Will McGuire	Date
Title: Chief Executive Officer and President

By:	/s/ John B. Blake	6/27/19
	Name: John B. Blake	Date
Title: Secretary